Filed Pursuant to Rule 424(b)(5)
Registration No. 333-184298
333-184298-01
333-185591

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Shares representing limited liability company interests	$269,235,000	$36,723.65
i-units(3)
Purchase obligation(4)

(1)	Assumes the underwriters’ option to purchase 1,000,000 additional shares is exercised in full. Estimated pursuant to Rule 457(c) of the Securities Act solely for the purpose of computing the registration fee on the basis of the average of the high and low prices for the Listed Shares as reported on the New York Stock Exchange on September 9, 2013.

(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933.

(3)	To be issued by Enbridge Energy Partners, L.P. The i-units are being registered solely due to the “co-registrant” status of Enbridge Energy Partners, L.P., for which no separate registration fee is required.

(4)	To be issued by Enbridge Inc., for which no separate registration fee is required.

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 20, 2012)

Enbridge Energy Management, L.L.C.

8,000,000 Listed Shares

Representing Limited Liability Company Interests

We are selling 8,000,000 shares, which we refer to as Listed Shares, representing limited liability company interests in Enbridge Energy Management, L.L.C., a Delaware limited liability company, with limited voting rights.

Our Listed Shares are traded on the New York Stock Exchange under the symbol “EEQ.” The last reported sale price of the Listed Shares on September 9, 2013 was $29.89.

Investing in our Listed Shares involves risks. Please read “Risk Factors” on page S-9 of this prospectus supplement and on page 5 of the accompanying prospectus.

We are selling to the underwriters the Listed Shares at a price of $28.02 per share, resulting in net proceeds to us, before deducting expenses relating to the offering, of $224,160,000 million, or $252,180,000 million assuming full exercise of the underwriters’ option to purchase additional Listed Shares.

The underwriters will offer the Listed Shares for sale from time to time in one or more transactions on the New York Stock Exchange or in the over-the-counter market (which may include block transactions), in negotiated transactions or otherwise, or a combination of those methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. See “Underwriting.”

We have granted the underwriters a 30-day option to purchase up to an additional 1,000,000 Listed Shares on the same terms and conditions set forth above if the underwriters sell more than 8,000,000 Listed Shares in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Listed Shares offered hereby on or about September 13, 2013.

Joint Book-Running Managers

Citigroup	J.P. Morgan	Morgan Stanley

BofA Merrill Lynch	Barclays	Credit Suisse
Deutsche Bank Securities	Goldman, Sachs & Co.	RBC Capital Markets

UBS Investment Bank	Wells Fargo Securities

The date of this prospectus supplement is September 9, 2013

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is the prospectus supplement, which describes our business and the business of Enbridge Energy Partners, L.P. and the specific terms of this offering of Listed Shares. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. If the description of this offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with any different information. We are offering to sell, and seeking offers to buy, Listed Shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement, the accompanying prospectus or in the documents incorporated by reference is accurate only as of the respective dates of such documents, regardless of the time of delivery of this prospectus supplement or any sale of the Listed Shares offered by this prospectus supplement and the accompanying prospectus. The business, financial condition, results of operations and prospects of ours and of Enbridge Energy Partners, L.P. may have changed since such dates.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

As used in this prospectus supplement, the term “Enbridge Management” and the terms “we,” “our,” “us” and similar terms refer to Enbridge Energy Management, L.L.C., unless the context otherwise requires. In addition, we refer to Enbridge Inc. as “Enbridge,” we refer to Enbridge Energy Partners, L.P. as “Enbridge Partners” or the “Partnership” and we refer to Enbridge Energy Company, Inc., the general partner of Enbridge Partners and an indirect wholly owned subsidiary of Enbridge, as “Enbridge Energy Company.” As used in this prospectus supplement, the term “Listed Shares” means the class of shares representing limited liability company interests of Enbridge Management with limited voting rights offered by this prospectus supplement, and the term “voting shares” means the class of shares representing limited liability company interests in Enbridge Management with full voting rights—all of which are held by Enbridge Energy Company. The term “shares” includes collectively the Listed Shares and the voting shares. In addition, the term “common units” includes collectively the Class A common units and the Class B common units of Enbridge Partners, and the term “units” includes collectively the Class A common units, the Class B common units, the Series 1 Preferred Units and the i-units of Enbridge Partners.

AVAILABLE INFORMATION

We, Enbridge Partners and Enbridge each file annual, quarterly and other reports and information with the Securities and Exchange Commission, or the SEC. You may read and copy any document we, Enbridge Partners or Enbridge file at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the public reference room. You can also find these filings at the SEC’s website at http://www.sec.gov, and our filings and the filings of Enbridge Partners and Enbridge may be found on our, Enbridge Partners’ and Enbridge’s respective websites at http://www.enbridgemanagement.com, www.enbridgepartners.com and www.enbridge.com. Information contained on such websites is not part of this prospectus supplement or the accompanying prospectus. In addition, reports and other information about us, Enbridge Partners and Enbridge can be inspected at the NYSE Euronext, 11 Wall Street, 5th Floor, New York, New York 10005.

The SEC allows us, Enbridge Partners and Enbridge to “incorporate by reference” the information we and they have filed with the SEC, which means that important information can be disclosed to you without actually including the specific information in this prospectus supplement or the accompanying prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we, Enbridge Partners and Enbridge file later with the SEC will automatically update and may replace this information and information previously filed with the SEC. We, Enbridge Partners and Enbridge incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules and not incorporated in this prospectus supplement or the accompanying prospectus, until we sell all of the securities offered by this prospectus supplement or until we terminate the offering:

Enbridge Energy Management, L.L.C.:

•	Our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 15, 2013.

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013, filed with the SEC on May 1, 2013 and July 31, 2013, respectively.

•	Our Current Reports on Form 8-K filed with the SEC on February 28, 2013 relating only to Item 1.01, March 19, 2013 and April 23, 2013.

•

The description of the shares contained in our Registration Statement on Form 8-A, filed with the SEC on July 8, 2002, as amended by Amendment No. 1 to Form 8-A on Form 8-A/A, filed with the SEC on July 10, 2002.

S-ii

Enbridge Energy Partners, L.P.:

•	Enbridge Partners’ Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 15, 2013.

•

Enbridge Partners’ Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013, filed with the SEC on May 1, 2013 and July 31, 2013, respectively, and Form 10-Q/A filed with the SEC on August 6, 2013.

•

Enbridge Partners’ Current Reports on Form 8-K filed with the SEC on January 7, 2013, January 30, 2013, February 14, 2013 relating only to Items 1.01 and 2.03, February 28, 2013, March 15, 2013, March 19, 2013, March 20, 2013, April 23, 2013, May 13, 2013 relating only to Items 1.01, 3.02 and 5.03, June 14, 2013 and July 5, 2013.

Enbridge Inc.:

•	Enbridge’s Annual Report on Form 40-F for the year ended December 31, 2012, filed with the SEC on February 15, 2013.

•

Enbridge’s Reports on Form 6-K stating that they are so incorporated and filed with the SEC on January 2, 2013, February 1, 2013, February 28, 2013, March 1, 2013, March 27, 2013, March 29, 2013, April 2, 2013, May 1, 2013, May 8, 2013, June 3, 2013, June 6, 2013, July 2, 2013, August 1, 2013 (two filings) and September 3, 2013 and Form 6-K/A filed with the SEC on August 22, 2013.

We are not incorporating by reference Enbridge’s Current Report on Form 6-K dated February 15, 2013.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon written or oral request, a copy of any document incorporated by reference in this prospectus supplement or the accompanying prospectus, other than exhibits to any such document not specifically described above. Requests for such documents should be directed to:

Investor Relations
Enbridge Energy Management, L.L.C.	866-337-4636 or
1100 Louisiana, Suite 3300	713-821-2000
Houston, Texas 77002	eeq@enbridge.com

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information from this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you should consider before investing in the Listed Shares. This prospectus supplement and the accompanying prospectus include specific terms of the offering of the Listed Shares, information about the businesses and financial data for us, Enbridge Partners and Enbridge. We urge you to read carefully the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference, including the financial statements and the notes to those statements, before making an investment decision. We also encourage you to read “Risk Factors” and our discussion of other risks and uncertainties in our, Enbridge Partners’ and Enbridge’s reports filed with the SEC under the Exchange Act, particularly our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013, Enbridge Partners’ Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013 and Enbridge’s Annual Report on Form 40-F for the year ended December 31, 2012 and Interim Reports to Shareholders for the quarterly periods ended March 31, 2013 and June 30, 2013 included in its Reports on Form 6-K, all of which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

ENBRIDGE MANAGEMENT

Business Description

We are a publicly-traded Delaware limited liability company that was formed on May 14, 2002. We are a limited partner of Enbridge Partners, through our ownership of i-units, a special class of Enbridge Partners’ limited partnership interests. Under a delegation of control agreement among us, Enbridge Partners and its general partner, Enbridge Energy Company, we manage Enbridge Partners’ business and affairs. Enbridge Energy Company is an indirect, wholly-owned subsidiary of Enbridge, an energy company based in Calgary, Alberta, Canada.

As of September 9, 2013, we owned an approximate 16.8 percent limited partnership interest of Enbridge Partners. At September 9, 2013, Enbridge Energy Company owned 4.7, or 100 percent, of our voting shares, as well as 7,313,511.4, or 13.5 percent, of our Listed Shares, while the remaining 46,841,907.6, or 86.5 percent, of our Listed Shares were held by the public. Our performance depends on the operations and management of Enbridge Partners.

Under its partnership agreement, except for the available cash that Enbridge Partners is required to retain in respect of the i-units, Enbridge Partners distributes all of its available cash to Enbridge Energy Company and holders of its common units on a quarterly basis. The amount of cash distributed by Enbridge Partners depends on the operations of Enbridge Partners and its subsidiaries and is determined by our board of directors in accordance with the partnership agreement of Enbridge Partners. We do not, however, receive distributions of cash in respect of the i-units we own and do not otherwise have any cash flow attributable to our ownership of the i-units. Instead, when Enbridge Partners makes distributions of cash to Enbridge Energy Company and holders of its common units, the number of i-units we own increases automatically under the partnership agreement of Enbridge Partners and the amount of available cash that is attributable to the i-units is retained by Enbridge Partners. The amount of additional i-units we receive is calculated by dividing the amount of the cash distribution paid by Enbridge Partners on each of its Class A and B common units by the average closing price of one of our Listed Shares on the New York Stock Exchange for the 10-trading day period immediately preceding the ex-dividend date for our shares, multiplied by the number of our shares outstanding on the record date. Concurrently, with the increase in the number of i-units we own, we make distributions on our shares, including our Listed Shares, in the form of additional shares, with the result that the number of shares that are then outstanding equal the number of i-units that we own.

Our executive offices are located at 1100 Louisiana, Suite 3300, Houston, Texas 77002 and our telephone number is (713) 821-2000.

ENBRIDGE PARTNERS

Business Description

Enbridge Partners is a publicly-traded Delaware limited partnership that owns and operates crude oil and liquid petroleum transportation and storage assets and natural gas gathering, treating, processing, transportation and marketing assets in the United States. Enbridge Partners was formed in 1991 by Enbridge Energy Company to own and operate the Lakehead system, which is the U.S. portion of a crude oil and liquid petroleum pipeline system extending from western Canada through the upper and lower Great Lakes region of the United States to eastern Canada. Its Class A common units are traded on the New York Stock Exchange under the symbol “EEP.”

Enbridge Partners’ executive offices are located at 1100 Louisiana, Suite 3300, Houston, Texas 77002 and its telephone number is (713) 821-2000.

Business Strategy

Enbridge Partners’ primary objective is to provide stable and sustainable cash distributions to its unitholders, while maintaining a relatively low-risk investment profile. To accomplish this objective, it focuses on the following key strategies:

•

Operational Excellence:    Enbridge Partners focuses on safety, environmental integrity, innovation and effective stakeholder relations and strives to operate its existing infrastructure to provide flexibility for its customers and ensure the capacity is reliable and available when required.

•

Expanding Core Asset Platforms:    Enbridge Partners intends to develop energy transportation assets and related facilities that are complementary to its existing systems, primarily through organic growth.

•	Project Execution: Enbridge Partners is committed to executing and completing projects safely, on time and on budget.

•	Developing New Asset Platforms: Enbridge Partners plans to develop and acquire new assets to meet customer needs by expanding capacity into new markets with favorable supply and demand fundamentals.

Recent Events

Proposed Initial Public Offering of Midcoast Energy Partners, L.P.

On June 14, 2013, Midcoast Energy Partners, L.P. (“MEP”), Enbridge Partners’ wholly-owned subsidiary, filed a registration statement on Form S-1 (the “MEP Registration Statement”) with the SEC relating to its proposed initial public offering of common units representing limited partner interests (the “MEP IPO”).

The MEP IPO contemplates the transfer by Enbridge Partners of an approximate 39% ownership interest in Enbridge Partners’ natural gas and natural gas liquids midstream business to MEP. If the MEP IPO is completed, Enbridge Partners will retain an approximate 61% ownership interest in Midcoast Operating, L.P., and will own the general partner of MEP, all of MEP’s incentive distribution rights and a portion of its units representing limited partner interests.

The MEP IPO is subject to numerous uncertainties and conditions, including market conditions, pricing, clearance of the MEP Registration Statement by the SEC, compliance with contractual obligations, and reaching agreements with underwriters and respective lenders to MEP. Accordingly, the MEP IPO may not occur on the terms described in the MEP Registration Statement or at all. This description does not constitute an offer to sell or the solicitation of an offer to buy common units of MEP. The MEP Registration Statement relating to the common units of MEP has been filed with the SEC but has not yet become effective. Common units of MEP may not be sold nor may offers be accepted prior to the time the MEP Registration Statement becomes effective.

ORGANIZATIONAL STRUCTURE

The following chart shows our organization and ownership structure as of the date of this prospectus supplement before giving effect to this offering. The ownership percentages referred to in this prospectus supplement reflect the approximate effective ownership in us presented below.

OWNERSHIP OF ENBRIDGE ENERGY MANAGEMENT, L.L.C. AS OF SEPTEMBER 9, 2013

Listed Shares	54,155,419.0
Voting shares	4.7

Total	54,155,423.7

OWNERSHIP OF ENBRIDGE ENERGY PARTNERS, L.P. AS OF SEPTEMBER 9, 2013

i-units owned by Enbridge Management	16.8%
Class A Common Units owned by the public	64.4%
Class A Common Units owned by Enbridge Energy Company	14.4%
Class B Common Units owned by Enbridge Energy Company	2.4%
Series 1 Preferred Units owned by Enbridge Energy Company(1)	—
General Partner Interest	2.0%

Total	100%

(1)	Consists of 48,000,000 Series 1 Preferred Units, convertible into Class A Common Units beginning June 1, 2016, which if converted on September 9, 2013 would have converted into 43,201,310 Class A Common Units. As of September 9, 2013, there were 254,208,428 Class A common units issued and outstanding.

THE OFFERING

The summary below describes the principal terms of the offering. The following information assumes, unless otherwise noted, that the underwriters do not exercise the option we have granted them to purchase up to 1,000,000 additional Listed Shares.

Securities Offered	8,000,000 Listed Shares (9,000,000 Listed Shares if the underwriters’ option to purchase additional Listed Shares is exercised in full).

Shares to be Outstanding After The Offering	62,155,419 Listed Shares and 4.7 voting shares.

New York Stock Exchange Symbol	EEQ

Voting Rights	The Listed Shares that are being sold in this offering have limited voting rights and are not entitled to vote to elect our directors. All of our shares that are entitled to vote to elect our directors are owned by Enbridge Energy Company.

Use of Proceeds	We expect to receive net proceeds from this offering of approximately $223.7 million or approximately $251.7 million if the underwriters’ option to purchase additional Listed Shares is exercised in full (in each case after payment of underwriting discounts and commissions and our estimated offering expenses). We intend to use the net proceeds from this offering, including the proceeds from any exercise of the option to purchase additional Listed Shares, to invest in an equal number of i-units of Enbridge Partners. Enbridge Partners intends to utilize such proceeds to repay commercial paper, to finance a portion of its capital expansion program relating to its core liquids and natural gas systems and for general partnership purposes. Some or all of the net proceeds of this offering may be invested temporarily in short-term investment grade securities pending their use for such purposes. See “Use of Proceeds.” Affiliates of certain of the underwriters hold Enbridge Partners’ commercial paper and will receive a portion of the proceeds from this offering. Additionally, affiliates of certain of the underwriters are lenders under the credit facilities of Enbridge Partners and as such may receive a portion of the proceeds from this offering if Enbridge Partners uses any of such proceeds to repay amounts outstanding under its credit facilities. See “Underwriting—Conflicts of Interest.”

Risk Factors	An investment in the Listed Shares involves risks. You should consider carefully the information under the heading “Risk Factors” on page S-9 of this prospectus supplement, on page 5 of the accompanying prospectus and all other information contained or incorporated by reference herein before deciding to invest in our Listed Shares.

U.S. federal income tax matters associated with our shares	Because we will be treated as a corporation for U.S. federal income tax purposes, an owner of our Listed Shares will not report on its U.S. federal income tax return any of our items of income, gain, loss and deduction. An owner of our Listed Shares will not receive a Schedule K-1 and will not be subject to state tax filings in the various states in which Enbridge Partners conducts business as a result of owning our Listed Shares.

A tax-exempt investor’s ownership or sale of our Listed Shares will not generate income derived from an unrelated trade or business regularly carried on by the tax-exempt investor, which generally is referred to as unrelated business taxable income, or “UBTI,” unless its ownership of our Listed Shares is debt financed by it.

The ownership or sale of our Listed Shares by a regulated investment company, or mutual fund, will generate qualifying income to it. Furthermore, the ownership of our Listed Shares by a mutual fund will be treated as a qualifying asset.

There should not be any withholding taxes imposed on quarterly or other distributions of additional Listed Shares to a non-U.S. person. In addition, subject to requirements under the recent FATCA legislation, there generally will be no taxes or withholding taxes imposed on gain from the sale of our Listed Shares by a non-U.S. person provided it has owned no more than 5% of our Listed Shares and our Listed Shares continue to be traded on a nationally recognized securities exchange.

Distributions	We do not pay distributions on our Listed Shares in cash, but instead make distributions on our Listed Shares in additional Listed Shares or fractions of Listed Shares. At the same time that Enbridge Partners makes a distribution on its common units and i-units, we distribute on each of our shares that fraction of a share determined by dividing the amount of the cash distribution to be made by Enbridge Partners on each common unit by the average market price of one of our Listed Shares on the New York Stock Exchange determined for the ten-trading day period ending on the trading day immediately prior to the ex-dividend date for our shares.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA OF ENBRIDGE MANAGEMENT

We have derived the summary historical financial data as of and for each of the years ended December 31, 2012, 2011 and 2010 from our audited financial statements and related notes. We have derived the summary historical financial data as of June 30, 2013 and 2012 and for the six-month periods then ended from our unaudited financial statements, which, in the opinion of management, include all adjustments necessary for a fair statement of the data. The results for the six-month period ended June 30, 2013 are not necessarily indicative of the results that may be expected for any other periods or for the full fiscal year. You should read the information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes appearing in our Annual Report on Form 10-K for the year ended December 31, 2012, and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

Income Statement Data:

	Year Ended December 31,			Six Months Ended June 30,
	2012	2011	2010	2013	2012
	(dollars in millions; except per share amounts)
Equity income (loss) from investment in Enbridge Energy Partners, L.P.	$50.5	$72.3	$(38.2)	$(12.5)	$22.9

Income (loss) before income tax expense (benefit)	50.5	72.3	(38.2)	(12.5)	22.9
Income tax expense (benefit)	18.7	26.8	(14.5)	(4.6)	8.4

Net income (loss)	$31.8	$45.5	$(23.7)	$(7.9)	$14.5

Net income (loss) per share, basic and diluted(1)	$0.80	$1.24	$(0.70)	$(0.16)	$0.37

Weighted average shares outstanding(1)	39.9	36.6	34.0	49.0	39.2

(1)	Net income (loss) per share, basic and diluted and weighted average shares outstanding for the year ended December 31, 2010 have been retrospectively adjusted for the two-for-one split of the Enbridge Partners’ units and of our Listed Shares and voting shares that occurred in April 2011.

Comprehensive Income Statement Data:

	Year Ended December 31,			Six Months Ended June 30,
	2012	2011	2010	2013	2012
	(dollars in millions)
Net income (loss)	$31.8	$45.5	$(23.7)	$(7.9)	$14.5
Equity in other comprehensive income (loss) of Enbridge Energy Partners, L.P., net of tax benefit (expense) of $0.3, $9.7, $2.4, $(11.6) and $(0.2) million, respectively	(0.5)	(16.7)	(4.3)	19.8	0.2

Comprehensive income (loss)	$31.3	$28.8	$(28.0)	$11.9	$14.7

Financial Position Data (at period end):

	December 31,			June 30,
	2012	2011	2010	2013	2012
	(dollars in millions)
ASSETS:
Cash	$0.1	$0.2	$—	$0.5	$0.1
Due from affiliates	0.3	0.1	0.1	0.2	0.1
Investments in Enbridge Energy Partners, L.P.	746.9	674.5	551.4	1,038.7	697.9

	$747.3	$674.8	$551.5	$1,039.4	$698.1

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Accounts payable and accrued liabilities	$—	$0.2	$—	$0.4	$—
Due to affiliates	0.3	0.1	0.1	0.2	0.1
Deferred income tax liability	143.8	117.0	80.8	150.8	125.6

	144.1	117.3	80.9	151.4	125.7

Shareholders’ equity
Voting shares-unlimited authorized; 4.48, 4.19, 3.92, 4.64 and 4.33 issued and outstanding at December 31, 2012, 2011, 2010, June 30, 2013 and 2012(1)	—	—	—	—	—
Listed shares-unlimited authorized; 41,198,420, 38,566,330, 35,285,418 53,246,920 and 39,814,276 issued and outstanding at December 31, 2012, 2011, 2010, June 30, 2013 and 2012(1)	981.7	882.3	748.5	1,305.4	923.9
Accumulated deficit	(343.9)	(290.7)	(260.5)	(402.6)	(317.6)
Accumulated other comprehensive income (loss)	(34.6)	(34.1)	(17.4)	(14.8)	(33.9)

	603.2	557.5	470.6	888.0	572.4

	$747.3	$674.8	$551.5	$1,039.4	$698.1

(1)	Voting shares and Listed Shares issued and outstanding at December 31, 2010 have been retrospectively adjusted for the two-for-one split of the Enbridge Partners’ units and of our Listed Shares and voting shares that occurred in April 2011.

RISK FACTORS

Before you make a decision to invest in our Listed Shares, you should be aware that such an investment involves various risks and uncertainties, including those described in the accompanying prospectus and the documents incorporated by reference. If any of those risks actually occurs, our business, financial condition, results of operations or cash flows could be materially adversely affected. We also urge you to consider carefully the discussion of risk factors on page 5 of the accompanying prospectus under the captions “Risk Factors” and “Information Regarding Forward-Looking Statements” and in our filings with the SEC under the Exchange Act, particularly under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Annual Reports on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarter ended June 30, 2013 for Enbridge Management and Enbridge Partners and under “Business Risks” under the Management’s Discussion and Analysis included in the Annual Report on Form 40-F for the year ended December 31, 2012 for Enbridge, all of which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $223.7 million or approximately $251.7 million if the underwriters’ option to purchase additional Listed Shares is exercised in full (in each case after payment of underwriting discounts and commissions and our estimated offering expenses). We intend to use the net proceeds from this offering, including the proceeds from any exercise of the option to purchase additional Listed Shares, to invest in an equal number of i-units of Enbridge Partners. Enbridge Partners intends to utilize such proceeds to repay commercial paper, to finance a portion of its capital expansion program relating to its core liquids and natural gas systems and for general partnership purposes. Some or all of the net proceeds of this offering may be invested temporarily in short-term investment grade securities pending their use for such purposes. Affiliates of certain of the underwriters hold Enbridge Partners’ commercial paper and will receive a portion of the proceeds from this offering. Additionally, affiliates of certain of the underwriters are lenders under the credit facilities of Enbridge Partners and as such may receive a portion of the proceeds from this offering if Enbridge Partners uses any of such proceeds to repay amounts outstanding under its credit facilities. See “Underwriting—Conflicts of Interest.”

CAPITALIZATION

The following table shows our unaudited capitalization at June 30, 2013, and as adjusted to give effect to this offering and our application of the net offering proceeds as described above under “Use of Proceeds.” The table does not reflect transactions subsequent to June 30, 2013. You should read this table in conjunction with our financial statements and the notes to the financial statements incorporated by reference in this prospectus supplement.

	As of June 30, 2013
	Actual	As Adjusted
	(dollars in millions) (unaudited)
Cash and cash equivalents	$0.5	$0.5

Debt	$—	$—
Total shareholders’ equity	$888.0	$1,111.7

Total	$888.0	$1,111.7

Our authorized capital structure consists of two classes of membership interests: (1) our Listed Shares, which represent limited liability company interests with limited voting rights and are traded on the New York Stock Exchange, and (2) our voting shares, which represent limited liability company interests with full voting rights.

PRICE RANGE OF LISTED SHARES AND DISTRIBUTIONS

Our Listed Shares are listed and traded on the New York Stock Exchange, the principal market for the Listed Shares, under the symbol “EEQ.” On September 9, 2013, the last reported sales price of the Listed Shares on the New York Stock Exchange was $29.89. At September 9, 2013, we had Listed Shares outstanding held by approximately 12,000 shareholders. The quarterly price ranges per Listed Share in 2013, 2012 and 2011 are summarized as follows and are adjusted to give effect to the two for one stock split of our Listed Shares that became effective on April 21, 2011:

	First	Second	Third	Fourth
2013 (includes third quarter through September 9, 2013)
High	$31.03	$31.65	$32.85	$—
Low	$26.72	$27.78	$28.97	$—
Share Distributions	735,227	963,274	908,499	—
Equivalent Distribution Value Per Share(a)	$0.54350	$0.54350	$0.54350	$—

	First	Second	Third	Fourth
2012
High	$35.54	$32.78	$35.56	$32.65
Low	$31.64	$29.53	$30.20	$27.82
Share Distributions	601,828	646,118	688,548	695,596
Equivalent Distribution Value Per Share(a)	$0.53250	$0.53250	$0.54350	$0.54350

	First	Second	Third	Fourth
2011
High	$33.88	$34.47	$31.27	$34.93
Low	$30.65	$29.18	$25.76	$25.29
Share Distributions	570,918	554,016	643,589	651,705
Equivalent Distribution Value Per Share(a)	$0.51375	$0.51375	$0.53250	$0.53250

(a)	This is the cash distribution per Class A common unit declared by Enbridge Partners for the quarter indicated and is used to calculate our distribution of shares as discussed below. Because of this calculation, the market value of the shares distributed on the date of distribution may be less or more than the cash distribution per Class A common unit of Enbridge Partners.

We, as the owner of Enbridge Partners’ i-units, do not receive distributions in cash from Enbridge Partners. Instead, each time that Enbridge Partners makes a cash distribution to its general partner and to the holders of its common units, the number of i-units owned by us and the percentage of total units in Enbridge Partners owned by us increases automatically under the provisions of the partnership agreement of Enbridge Partners, with the result that the number of i-units owned by us will equal the number of our shares that are then outstanding. The amount of additional i-units we receive is calculated by dividing the amount of the cash distribution paid by Enbridge Partners on each of its Class A and B common units by the average closing price of one of our Listed Shares on the New York Stock Exchange for the 10-trading day period immediately preceding the ex-dividend date for our shares, multiplied by the number of our shares outstanding on the record date. At the same time that Enbridge Partners makes a distribution on its common units and i-units, we distribute on each of our shares that fraction of a share determined by dividing the amount of the cash distribution to be made by Enbridge Partners on each common unit by the average market price of one of our Listed Shares on the New York Stock Exchange determined for the 10-trading day period ending on the trading day immediately prior to the ex-dividend date for our shares. As a result of our share distributions, the number of our shares outstanding is equal to the number of i-units that we own in Enbridge Partners. We will pay the first distribution on the Listed Shares offered hereby in the fourth quarter of 2013.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

Conflicts of Interest

Enbridge indirectly owns all of the outstanding capital stock and elects all of our directors and the directors of Enbridge Energy Company. Enbridge has a number of interests that differ from those of our shareholders. As a result, there is a risk that important business decisions will not be made in your best interest. You should carefully consider the discussions of these conflicts of interest in our Annual Report on Form 10-K for our fiscal year ended December 31, 2012.

Fiduciary Duties Owed to Our Shareholders

The fiduciary duties owed to the owners of our shares by our board of directors are prescribed by Delaware law and our limited liability company agreement. The Delaware Limited Liability Company Act provides that Delaware limited liability companies may, in their limited liability company agreement, restrict the fiduciary duties owed by their board of directors to their shareholders.

Our limited liability company agreement contains various provisions restricting the fiduciary duties that might otherwise be owed to our shareholders by our board of directors. We have modified the fiduciary duties that might otherwise be owed to our shareholders in order to accommodate the complex organizational structure and the interrelationships among us and Enbridge Partners, Enbridge Energy Company, Enbridge and all of their respective affiliates. Additionally, without these modifications, the ability of our board of directors to make decisions involving conflicts of interest would be restricted. The modifications also enable us to attract and retain experienced and capable directors and officers. These modifications could be detrimental to our shareholders because they restrict the remedies available to our shareholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below.

The following is a summary of the material restrictions of the fiduciary duties owed by our board of directors to our shareholders. These limited fiduciary duties are very different from the more familiar duties of a corporate board of directors, which must always act in the best interests of the corporation and its stockholders.

State-law fiduciary duty standards:	Fiduciary duties generally are considered to include an obligation to act with due care and loyalty. The duty of care, unless the limited liability company agreement or partnership agreement provides otherwise, generally would require a manager, director or general partner to act for the limited liability company or limited partnership, as applicable, in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a limited liability company agreement or partnership agreement providing otherwise, generally would prohibit a manager or director of a Delaware limited liability company or a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Our limited liability company agreement modifies these standards:	Our limited liability company agreement contains provisions that prohibit its shareholders from advancing claims arising from conduct by our board of directors that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, the limited liability company agreement permits the board of directors to make a number of decisions in its “sole discretion.” This entitles the board of directors to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any of our shareholders.

Enbridge, its affiliates and their officers and directors who are also officers or directors of Enbridge Management are not required to offer us any business opportunity.

In addition to the other more specific provisions limiting the obligations of our board of directors, our limited liability company agreement further provides that the board of directors will not be liable for monetary damages to us or our shareholders for any acts or omissions if the board of directors acted in good faith.

The partnership agreement of Enbridge Partners modifies these standards:	The general partner of Enbridge Partners, pursuant to the partnership agreement of Enbridge Partners, and our board of directors, by virtue of the delegation of control to us by the general partner of Enbridge Partners, are permitted to attempt to avoid personal liability in connection with the management of Enbridge Partners. The partnership agreement of Enbridge Partners provides that its general partner does not breach its fiduciary duty even if Enbridge Partners could have obtained more favorable terms without limitations on its general partner’s liability. The partnership agreement contains provisions that allow the general partner of Enbridge Partners and, by virtue of the delegation of control agreement, our board of directors to take into account the interests of parties in addition to us in resolving conflicts of interest, thereby limiting their fiduciary duties to the limited partners of Enbridge Partners. Also, the partnership agreement contains provisions that may restrict the remedies available to the limited partners of Enbridge Partners for actions taken that might, without such limitations, constitute breaches of fiduciary duties. Because some of our directors and officers are also directors and officers of Enbridge and the general partner of Enbridge Partners, the duties of the directors and officers of Enbridge to the shareholders of Enbridge may, therefore, come into conflict with the duties of the general partner of Enbridge Partners to the limited partners of Enbridge Partners and the duties of our board of directors to our shareholders.

By becoming one of our shareholders, a shareholder agrees to be bound by the provisions in the limited liability company agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Limited Liability Company Act favoring the principle of freedom of contract and the enforceability of limited liability company agreements. It is not necessary for a shareholder to sign the limited liability company agreement in order for the limited liability company agreement to be enforceable against that person.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of shares by certain prospective owners of shares. This discussion only applies to prospective owners who purchase and hold shares as capital assets for U.S. federal income tax purposes (generally property held for investment). This discussion does not describe all of the tax consequences that may be relevant to a prospective owner in light of its particular circumstances.

No attempt has been made in the following discussion to address all U.S. federal income tax matters affecting us, Enbridge Partners or the owners of shares. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations, rulings and judicial decisions as of the date hereof. These authorities may change, perhaps retroactively, which could result in U.S. federal income tax consequences different from those summarized below. This discussion does not address all aspects of U.S. federal income tax and does not describe any foreign, state, local or other tax considerations that may be relevant to a prospective owner in light of its particular circumstances. In addition, this discussion does not describe the U.S. federal income tax consequences applicable to a prospective owner who is subject to special treatment under U.S. federal income tax laws (including a bank or financial institution, a broker, a dealer in securities, a United States expatriate, a “controlled foreign corporation,” a “passive foreign investment company,” a corporation that accumulates earnings to avoid U.S. federal income tax, a pass-through entity for U.S. federal income tax purposes or an investor in a pass-through entity for U.S. federal income tax purposes, a tax-exempt organization, or an insurance company). We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective owners of shares. Any contest with the IRS may materially and adversely impact the market for shares and the prices at which shares trade. The cost of any contest with the IRS will be borne directly or indirectly by us and the owners of shares. Furthermore, the tax treatment of us or Enbridge Partners or of an investment in us or Enbridge Partners may be significantly modified by future legislative or administrative changes or court decisions. Any modification may or may not be retroactively applied.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares, the U.S. federal income tax treatment of a partner of that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares, you should consult your tax advisors.

U.S. Federal Income Tax Considerations Associated with the Ownership and Disposition of Shares

Enbridge Management Classification as an Association Taxable as a Corporation for U.S. Federal Income Tax Purposes

An election has been made with the IRS to treat us as an association taxable as a corporation for U.S. federal income tax purposes. Thus, we are subject to U.S. federal income tax on our taxable income at tax rates up to 35%. Additionally, in certain instances we could be subject to the alternative minimum tax of 20% on our alternative minimum taxable income to the extent that the alternative minimum tax exceeds our regular tax.

The terms of the i-units provide that the i-units owned by us are not entitled to allocations of income, gain, loss or deduction of Enbridge Partners until such time as it is liquidated. Thus, we do not anticipate that we will have material amounts of either taxable income or alternative minimum taxable income resulting from our ownership of the i-units unless we dispose of the i-units in a taxable transaction or Enbridge Partners is liquidated. Please read “—U.S. Federal Income Tax Considerations Associated with the Ownership of i-units.”

Tax Consequences of Share Ownership

No Flow-Through of Our Taxable Income.    Because we are treated as an association taxable as a corporation for U.S. federal income tax purposes, an owner of shares will not report on its U.S. federal income tax return any of our items of income, gain, loss and deduction.

Distributions of Additional Shares.    Under the terms of our limited liability company agreement, except in connection with our liquidation, we will not make distributions of cash in respect of shares but rather will make distributions of additional shares. Because these distributions of additional shares will be made proportionately to all owners of shares, the receipt of these additional shares will not be includable in the gross income of an owner of shares for U.S. federal income tax purposes. As each owner of shares receives additional shares, it will be required to allocate its basis in its shares in the manner described below. Please read “—Basis of Shares” below.

Basis of Shares.    An owner’s initial tax basis for its shares will be the amount paid for them. As additional shares are distributed to an owner of shares, it will be required to allocate its tax basis in its shares proportionately. If the old shares were acquired for different prices, and the owner can identify each separate lot, then the basis of each old lot of shares can be used separately in the allocation to the new shares received with respect to the identified old lot. If an owner of shares cannot identify each lot, then it must use the first-in first-out tracing approach. A shareholder cannot use the average cost for all lots for this purpose.

Disposition of Shares.    Gain or loss will be recognized on a sale or other disposition of shares, whether to a third party or to Enbridge pursuant to the purchase provisions or in connection with the liquidation of us, equal to the difference between the amount realized and the owner’s tax basis for the shares sold or otherwise disposed of. An owner’s amount realized will be measured by the sum of the cash and the fair market value of other property received by it.

Except as noted below, gain or loss recognized by an owner of shares, other than a “dealer” in shares, on the sale or exchange of a share generally will be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of shares held more than 12 months generally will be taxed at long-term capital gain rates, subject to the discussion below relating to straddles. The long-term capital gains rate for individuals is 20% for certain high-income individuals. An additional 3.8% tax is imposed on the “net investment income” of certain U.S. individuals and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes gross income from interest, dividends and certain gain from the disposition of property, such as shares, less certain deductions. Capital gain recognized by a corporation on the sale of shares generally will be taxed at a maximum rate of 35%. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

Capital gain treatment may not result from a sale of shares to Enbridge for cash if a single shareholder of us or our shareholders as a group own 50% or more of the stock of Enbridge. In that case, if either we or Enbridge has earnings and profits, then the amount received by a seller of shares may be taxed as ordinary income to the extent of its portion of those earnings and profits, but only if the seller sells less than all of its shares or is treated as a shareholder of Enbridge after applying the ownership attribution rules.

For purposes of determining whether capital gains or losses on the disposition of shares are long or short term, subject to the discussion below relating to straddles, an owner’s holding period begins on the day after its acquisition of shares pursuant to this offering. As additional shares are distributed to the owner, the holding period of each new share received also will include the period for which the owner held the old shares to which the new share relates. If an owner purchases additional shares, the holding period of each new share starts on the day following such purchase.

Because the purchase rights in respect of the shares arise as a result of an agreement other than solely with us, these rights do not appear to constitute inherent features of the shares for U.S. federal income tax purposes.

Please read “Description of Our Listed Shares—Optional Purchase” and “Description of Our Listed Shares—Special Purchase” in the accompanying prospectus. As such, it is possible that the IRS could assert that shares and the related purchase rights constitute a straddle for U.S. federal income tax purposes to the extent that those rights are viewed as resulting in a substantial diminution of a share purchaser’s risk of loss from owning its shares. In that case, any owner of shares who incurs interest or other carrying charges that are allocable to the shares (as would be the case if the owner finances its acquisition of shares with debt) would have to capitalize those interest or carrying charges to the basis of the related shares and purchase rights rather than deducting those interest or carrying charges currently. In addition, the holding period of the shares would be suspended, resulting in short-term capital gain or loss (generally taxed at ordinary income rates) upon a taxable disposition even if the shares were held for more than 12 months. However, we believe that the purchase rights have minimal value and do not result in a substantial diminution of a share purchaser’s risk of loss from owning shares. Based on that, the shares and the related purchase rights are not expected to constitute a straddle for U.S. federal income tax purposes and therefore are not expected to result in any suspension of an owner’s holding period or interest and carrying charge capitalization, although there can be no assurance that the IRS or the courts will agree with this conclusion.

Investment in Shares by Tax-Exempt Investor and, Regulated Investment Companies.    Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts, known as IRAs, and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Because we will be treated as an association taxable as a corporation for U.S. federal income tax purposes, an owner of shares will not report on its U.S. federal income tax return any of our items of income, gain, loss and deduction. Therefore, a tax-exempt investor will not have unrelated business taxable income attributable to its ownership or sale of our shares unless its ownership of the shares is debt financed. In general, a share would be debt financed if the tax-exempt owner of shares incurs debt to acquire a share or otherwise incurs or maintains a debt that would not have been incurred or maintained if that share had not been acquired.

A regulated investment company, or “mutual fund,” is required to derive at least 90% of its gross income for every taxable year from qualifying income. As stated above, an owner of shares will not report on its U.S. federal income tax return any of our items of income, gain, loss and deduction. Thus, ownership of shares will not result in income which is not qualifying income to a mutual fund. Furthermore, any gain from the sale or other disposition of the shares, and the associated purchase rights, will qualify for purposes of that 90% test. Finally, shares, and the associated purchase rights, will constitute qualifying assets to mutual funds which also must own at least 50% qualifying assets at the end of each quarter.

Investment in Shares by Non-U.S. Persons.    For purposes of this discussion, a “non-U.S. Person” means a beneficial owner (other than a partnership) of shares who or that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States (including certain former citizens and former long-term residents of the United States);

•	a corporation (or any other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) it is subject to the primary supervision of a court within the United States and one or more “United States persons” as defined under the Code (as defined below) have the authority to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Because distributions of additional shares will be made proportionately to all owners of shares, the receipt of these additional shares will not be includable in the gross income of an owner of shares for U.S. federal income tax purposes. Therefore, no withholding taxes will be imposed on distributions of additional shares to a non-U.S. Person that owns shares.

Subject to FATCA requirements discussed below, a non-U.S. Person that owns shares generally will not be subject to U.S. federal income tax or subject to withholding on any gain recognized on the sale or other disposition of shares unless:

•

the gain is considered effectively connected with the conduct of a trade or business by the non-U.S. Person within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of that non-U.S. Person (and, in which case, if the owner is a foreign corporation, it may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

•

the non-U.S. Person is an individual who holds the shares as a capital asset and is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

•	we are or have been a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes.

We believe that we are a USRPHC for U.S. federal income tax purposes. Therefore, any gain on the sale or other disposition of shares by a non-U.S. Person will be subject to U.S. federal income tax unless the shares are part of a class that are regularly traded on an established securities market and the non-U.S. Person has not actually or constructively held more than 5% of the shares at any time during the shorter of the five-year period preceding the disposition and that non-U.S. Person’s holding period. We expect that the shares issued pursuant to this prospectus supplement will be part of a class that is traded on an established securities market.

Recently enacted legislation (“FATCA”) generally imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or disposition of, our shares paid to: (i) a “foreign financial institution” unless the “foreign financial institution” undertakes certain due diligence and reporting obligations or otherwise is exempt from FATCA withholding; and (ii) a “non-financial foreign entity” unless such entity certifies that it does not have any “substantial U.S. owners,” or furnishes identifying information regarding each “substantial U.S. owner,” or otherwise is exempt from FATCA withholding. The FATCA withholding will take effect on July 1, 2014 (in the case of U.S.-source FDAP income, such as our dividend payments) and January 1, 2017 (in the case of gross proceeds). Based on the current version of the final FATCA regulations, it appears that distributions of additional shares made proportionately to all our share owners are not subject to FATCA withholding. Prospective shareholders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our shares.

Merger of Enbridge Partners and Enbridge Management.    As discussed under “Description of Our Listed Shares—Merger” in the accompanying prospectus, if Enbridge Partners were to be treated as a corporation for U.S. federal income tax purposes, the owner of our voting shares has the right to cause us to merge with or into Enbridge Partners or one of its subsidiaries. As a condition to such merger we must obtain either an opinion of counsel that such merger should be currently non-taxable to our shareholders or a ruling from the IRS that such merger will be currently non-taxable to our shareholders, except as to consideration received for fractional shares or as to the termination of any rights or obligations related to the purchase provisions. In such event, you would receive common units or other securities substantially similar to the common units in exchange for your shares in a transaction in which, subject to the exception described in the preceding sentence, neither gain nor loss should or will be recognized.

U.S. Federal Income Tax Considerations Associated with the Ownership of i-units

A partnership is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account its share of items of income, gain, loss and deduction of Enbridge Partners in computing its U.S. federal income tax liability, regardless of whether cash distributions are made to it by Enbridge Partners. Distributions by a partnership to a partner generally are not taxable unless the amount of cash distributed to the partner is in excess of its adjusted basis in its partnership interest.

With respect to the i-units to be owned by us, the Enbridge Partners partnership agreement provides that no allocations of income, gain, loss or deduction will be made in respect of the i-units until such time as there is a liquidation of Enbridge Partners. If there is a liquidation of Enbridge Partners, it is intended that we will receive allocations of income and gain, or deduction and loss, in an amount necessary for the capital account attributable to each i-unit to be equal to that of a common unit. The aggregate capital account of our i-units will not be increased as a result of our ownership of additional i-units. Thus, each additional i-unit we own after a cash distribution to other unitholders generally will represent the right to receive additional allocations of such income and gain, or deduction and loss, on the liquidation of Enbridge Partners. As a result, we will likely realize taxable income or loss upon the liquidation of Enbridge Partners. However, no assurance can be given that there will be sufficient amounts of income and gain to cause the capital account attributable to each i-unit to be equal to that of a common unit. If they are not equal, we will receive less value than would be received by a holder of common units upon such a liquidation. We will also recognize taxable income or loss upon any sale or other taxable disposition of our i-units.

The anticipated benefit of an investment in our shares depends largely on the treatment of Enbridge Partners as a partnership for U.S. federal income tax purposes. No ruling has been or will be sought from the IRS and the IRS has made no determination as to Enbridge Partners’ status or the status of its operating partnerships as partnerships or disregarded entities for U.S. federal income tax purposes or whether Enbridge Partners’ operations generate “qualifying income” under Section 7704 of the Code. Instead, we rely on the opinion of counsel that, based upon the Code, its regulations, published revenue rulings and court decisions and the representations described below, Enbridge Partners and its operating partnerships have been and will be treated as partnerships or disregarded entities for U.S. federal income tax purposes.

Treasury Regulations pertaining to the classification of entities such as Enbridge Partners as partnerships or corporations for U.S. federal income tax purposes were significantly revised effective January 1, 1997. Pursuant to these revised Treasury Regulations, known as the “check-the-box” regulations, entities organized as limited partnerships or limited liability companies under domestic statutes are treated as partnerships or disregarded entities for U.S. federal income tax purposes unless they elect to be treated as associations taxable as corporations. Domestic limited partnerships and limited liability companies in existence prior to 1997 and classified as partnerships as of December 31, 1996, under the prior Treasury Regulations, would continue to be classified as partnerships after 1996 unless they elected another form of classification under the check-the-box regulations. Neither Enbridge Partners nor any of its operating subsidiaries (other than any corporate subsidiaries) has elected to be treated as an association taxable as a corporation under the check-the-box regulations.

In rendering its opinion, counsel has relied on factual representations made by us, Enbridge Partners and its general partner. The representations made by us, Enbridge Partners and its general partner upon which counsel has relied including the following:

•	neither Enbridge Partners nor its operating subsidiaries have elected or will elect to be treated as an association taxable as a corporation;

•

prior to January 1, 1997, (i) Enbridge Partners and each operating partnership were operated in accordance with applicable state partnership statutes and their respective partnership agreements, and (ii) the general partner of Enbridge Partners and each operating partnership, at all times while acting as general partner, had a substantial net worth on a fair market value basis (excluding any interest in, or receivables due from, Enbridge Partners and each operating partnership).

•

for each taxable year, more than 90% of Enbridge Partners’ gross income has been and will be income from sources that such counsel has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code; and

•

each hedging transaction treated as resulting in “qualifying income” by Enbridge Partners will be accurately identified as a hedging transaction pursuant to applicable Treasury regulations, and will be associated with oil, gas or products thereof that are held or to be held by Enbridge Partners in activities that such counsel has opined or will opine result in qualifying income.

Section 7704 of the Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the marketing, transportation, storage and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. Enbridge Partners estimates that less than 3% of its current gross income is not qualifying income; however, this estimate could change from time to time.

If Enbridge Partners fails to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, Enbridge Partners will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which it fails to meet the Qualifying Income Exception, in return for stock in that corporation and then distributed that stock to the unitholders in liquidation of their interests in Enbridge Partners. This contribution and liquidation should be tax-free to unitholders and Enbridge Partners so long as Enbridge Partners, at that time, does not have liabilities in excess of the tax basis of its assets. Thereafter, Enbridge Partners would be treated as a corporation for U.S. federal income tax purposes.

If Enbridge Partners were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to its unitholders, and its net income would be taxed to it at corporate rates. The automatic increase in the number of i-units we own after each quarterly distribution of cash to common unitholders generally would be taxed as a corporate distribution to us, with that distribution treated as either taxable dividend income, to the extent of Enbridge Partners’ current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of our tax basis in our i-units, or taxable capital gain, after our tax basis in our i-units is reduced to zero. Because a tax would be imposed upon Enbridge Partners as a corporation, the cash available for distribution to a common unitholder would be substantially reduced, which would reduce the value of additional i-units we own after a distribution of cash is made to other unitholders and the value of our shares distributed quarterly to you. Accordingly, Enbridge Partners’ treatment as a corporation would result in a substantial reduction of the value of our shares.

We urge each prospective shareholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective shareholder is urged to consult, and depend on, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each shareholder to file all federal, state, local and foreign tax returns that may be required of him.

INVESTMENT IN ENBRIDGE MANAGEMENT BY EMPLOYEE BENEFIT PLANS

An investment in Enbridge Management by an employee benefit plan is subject to certain additional considerations because persons with discretionary control of assets of such plans (a “fiduciary”) are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and transactions are subject to restrictions imposed by Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”). As used in this prospectus, the term “employee benefit plan” includes, but is not limited to, employee benefit plans subject to part 4 of ERISA, such as, qualified pension, profit-sharing and stock bonus plans, as well as Keogh plans, Simplified Employee Pension Plans and tax deferred annuities or Individual Retirement Accounts (“IRAs”) established or maintained by an employer or employee organization which are not subject to ERISA but subject to Section 4975 of the Internal Revenue Code, or any entity whose underlying assets include plan assets by reason of such plans or accounts investing in the entity. Among other things, consideration should be given to (1) whether such investment is prudent under Section 404(a)(1)(B) of ERISA, (2) whether in making such investment such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA, (3) whether the investment is for the exclusive benefit of plan participants and their beneficiaries and (4) whether such investment will result in recognition of unrelated business taxable income by such plan. Fiduciaries should determine whether an investment in Enbridge Partners is authorized by the appropriate governing instrument and is an appropriate investment for such plan.

Furthermore, Section 406 of ERISA and Section 4975 of the Code (which also applies to IRAs that are not considered part of an employee benefit plan; i.e., IRAs established or maintained by individuals rather than an employer or employee organization) prohibit an employee benefit plan from engaging in certain transactions involving “plan assets” with parties who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan. Section 4975 of the Code imposes excise taxes upon any such parties or persons unless an exemption is available.

In addition, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in Enbridge Management, be deemed to own an undivided interest in the assets of Enbridge Management under the Department of Labor “plan assets” regulation (and not merely owning an equity interest in Enbridge Management). In such an event, Enbridge Management would also be a fiduciary of the plan and Enbridge Management would be subject to the regulatory restrictions of ERISA including its prohibited transaction rules, as well as the prohibited transaction rules of the Code unless a statutory, regulatory or administrative exception or exemption applies. Under Department of Labor regulations, the assets of an entity in which employee benefit plans acquire equity interests would not be deemed “plan assets” if, among other things, (1) the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the U.S. federal securities law, (2) the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital or (3) there is no significant investment by benefit plan investors, which is defined to mean that, immediately after the most recent acquisition of any equity interest in Enbridge Management less than 25% of the value of each class of equity interest is held by “benefit plan investors” as defined in Section 3(42) of ERISA. Enbridge Management’s assets are not expected to be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (1) above and may also satisfy the requirements in (2) and (3).

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, we have agreed to sell to the underwriters named below, for whom Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as representatives, the following respective numbers of Listed Shares:

Underwriter	Number of Listed Shares
Citigroup Global Markets Inc.	960,000
J.P. Morgan Securities LLC	960,000
Morgan Stanley & Co. LLC	960,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	640,000
Barclays Capital Inc.	640,000
Credit Suisse Securities (USA) LLC .	640,000
Deutsche Bank Securities Inc.	640,000
Goldman, Sachs & Co.	640,000
RBC Capital Markets, LLC	640,000
UBS Securities LLC	640,000
Wells Fargo Securities, LLC	640,000

Total	8,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the Listed Shares in the offering if any are purchased, other than those shares covered by the option to purchase additional Listed Shares described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,000,000 additional shares from us at a price of $28.02 per share.

We, Enbridge Partners and Enbridge have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that may be required to be made in respect of these liabilities.

The underwriters will offer the Listed Shares for sale from time to time in one or more transactions on the New York Stock Exchange or in the over-the-counter market (which may include block transactions), in negotiated transactions or otherwise, or a combination of those methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The underwriters may do so by selling the Listed Shares to or through broker/dealers, who may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriters and/or the purchasers of the Listed Shares for whom they may act as agents. In connection with the sale of the Listed Shares, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts, and the underwriters may also receive commissions from the purchasers of the Listed Shares of common stock for whom they may act as agents. The underwriters and any broker/dealers that participate with the underwriters in the distribution of the Listed Shares may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Listed Shares by them may be deemed to be underwriting discounts or commissions.

The underwriters are purchasing the Listed Shares from us at $28.02 per share (resulting in net proceeds to us, before deducting offering expenses, of approximately $224.2 million or approximately $252.2 million if the underwriters’ option to purchase additional Listed Shares is exercised in full). The underwriting agreement provides that the underwriters are obligated to purchase all the Listed Shares if any are purchased, other than those covered by the option to purchase additional Listed Shares described above.

We estimate that our out of pocket expenses for this offering will be approximately $450,000.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financing advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. In the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities or instruments of ours or our affiliates, including Enbridge Partners and Enbridge. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

We, together with Enbridge, Enbridge Partners and Enbridge Energy, Limited Partnership, have agreed that, for a period of 45 days after the date of this prospectus supplements, none of us will, subject to certain customary exceptions, offer, sell, contract to sell or otherwise dispose of or hedge any Listed Shares or any Units or any securities substantially similar to, convertible into or exercisable or exchangeable for Listed Shares or Units, or grant any options or warrants to purchase any Listed Shares or any Units or any such securities. The representatives, in their discretion, may release the Listed Shares and Units and the other securities subject to the lock-up agreement described above in whole or in part at any time with or without notice. When determining whether or not to release the Listed Shares or Units and the other securities from the lock-up agreement, the representatives may consider, among other factors, the reasons for requesting the release, the number of Listed Shares or Units or other securities for which the release is being requested and the market conditions at the time.

The Listed Shares are listed on the New York Stock Exchange under the symbol “EEQ.”

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

¡	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

¡	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

¡

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

¡	To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Listed Shares. They may also cause the price of the Listed Shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Affiliates of certain of the underwriters hold Enbridge Partners’ commercial paper and will receive a portion of the proceeds from this offering upon repayment by Enbridge Partners of its outstanding commercial paper from the proceeds from the sale of its i-units. Additionally, affiliates of certain of the underwriters are lenders under one or more of the credit facilities of Enbridge Partners and accordingly may receive a portion of the proceeds from this offering if Enbridge Partners uses any of the proceeds from its issuance of additional i-units to us to repay any amounts outstanding under its credit facilities. Because of the manner in which the net proceeds from this offering may be indirectly used, the offering will be conducted in accordance with FINRA Rule 5121. In accordance with that rule, no qualified independent underwriter is required, because a bona fide public market exists in our shares, as that term is defined in the rule. The underwriters will not confirm sales of our shares to any account over which they exercise discretionary authority without the prior written consent of the customer.

LEGAL MATTERS

Fulbright & Jaworski LLP, a member of Norton Rose Fulbright, Houston, Texas, will issue opinions for us about the validity of the Listed Shares offered hereby and various legal matters in connection with the offering. Baker Botts L.L.P., Houston, Texas, the underwriters’ counsel, will issue opinions for the underwriters about various legal matters in connection with this offering. Baker Botts L.L.P. provides legal services to one or more of our affiliates from time to time on matters unrelated to this offering.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Enbridge Energy Management, L.L.C. incorporated in this prospectus supplement and accompanying prospectus by reference to the Annual Report on Form 10-K of Enbridge Energy Management, L.L.C. for the year ended December 31, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Houston, USA, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Enbridge Energy Partners, L.L.P. incorporated in this prospectus supplement and accompanying prospectus by reference to the Annual Report on Form 10-K of Enbridge Energy Partners, L.L.P. for the year ended December 31, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Houston, USA, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Enbridge Inc. incorporated in this prospectus supplement and accompanying prospectus by reference to the Annual Report on Form 40-F of Enbridge Inc. for the year ended December 31, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Calgary, Canada, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENBRIDGE ENERGY MANAGEMENT, L.L.C.

Common Shares

We may, from time to time, offer and sell common shares representing limited liability company interests, which we refer to in this prospectus as our “Listed Shares.” We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. This prospectus describes the general terms of these securities. However, the specific terms of any securities and the specific manner in which we will offer them will be included in a supplement to this prospectus relating to that offering.

We urge you to read carefully this prospectus and any applicable prospectus supplement before you purchase any of our securities. You also should read the documents we have referred you to in the “Available Information” section of this prospectus for information on us and for our financial statements. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

Our Listed Shares are listed on the New York Stock Exchange under the symbol “EEQ.”

Investing in our securities involves risks. You should carefully consider the risk factors beginning on page 5 of this prospectus and in the applicable prospectus supplement before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 20, 2012.

You should rely only on the information contained in this prospectus, any applicable prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to provide you different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the cover page of such documents.

ABOUT THIS PROSPECTUS

This prospectus is part of registration statements jointly filed by us, Enbridge Energy Partners, L.P. and Enbridge Inc. with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under the shelf registration process, we may sell the securities described in this prospectus in one or more public offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that specific offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before investing in our securities, you should carefully read both the prospectus and any prospectus supplement together with the additional information described under the heading “Available Information.”

As used in this prospectus, references to “we,” “us,” “our,” the “Company,” the “Registrant” or “Enbridge Management” are intended to mean Enbridge Energy Management, L.L.C. Through a delegation of control agreement, we manage and control the business and affairs of Enbridge Energy Partners, L.P., a publicly-traded, Delaware limited partnership, which we refer to herein as the Partnership. We are a limited partner of the Partnership. The Partnership’s General Partner is Enbridge Energy Company, Inc., which we refer to herein as “Enbridge Energy Company” or the “General Partner.” The General Partner is an indirect, wholly-owned subsidiary of Enbridge Inc. of Canada, which we refer to herein as “Enbridge Inc.”

AVAILABLE INFORMATION

We, the Partnership and Enbridge Inc. file or furnish annual, quarterly and other reports and other information with the SEC. You may read and copy any document we, the Partnership and Enbridge Inc. file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for information on the public reference room. You can also find our filings on the SEC’s website at http://www.sec.gov, on our website at http://www.enbridgemanagement.com, on the Partnership’s website at http://www.enbridgepartners.com or on Enbridge Inc.’s website at http://www.enbridge.com. Information contained on those websites is not part of this prospectus unless specifically so designated and filed with the SEC. In addition, our reports and other information about us can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of Enbridge Management, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us, the Partnership and Enbridge Inc. to “incorporate by reference” into this prospectus information we and they file with the SEC, which means that important information can be disclosed to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we, the Partnership and Enbridge Inc. file later with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this shelf registration, you should always check for reports we, the Partnership and Enbridge Inc. may have filed with the SEC after the date of this prospectus. We, the Partnership and Enbridge Inc. incorporate by reference into this prospectus the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until the applicable offering under this prospectus and any prospectus supplement is terminated, in each case other than information furnished to the SEC under Item 2.02 or 7.01 of Form 8-K and which is not deemed filed under the Securities Exchange Act of 1934 and is not incorporated in this prospectus:

Enbridge Energy Management, L.L.C.:

•	Our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 13, 2012;

•

Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012, June 30, 2012, and September 30, 2012, filed with the SEC on May 1, 2012, July 31, 2012 and November 1, 2012, respectively;

•	Our Current Reports on Form 8-K filed with the SEC on April 5, 2012, July 31, 2012 and October 2, 2012; and

•	The description of our Listed Shares contained in our Registration Statement on Form 8-A/A, filed with the SEC on July 10, 2002.

Enbridge Energy Partners, L.P.:

•	Our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 13, 2012.

•

Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012, June 30, 2012 and September 30, 2012, filed with the SEC on May 1, 2012, July 31, 2012 and November 1, 2012, respectively.

•	Our Current Reports on Form 8-K filed with the SEC on April 5, 2012, May 21, 2012, July 31, 2012, September 7, 2012, October 2, 2012 and December 7, 2012.

•

The description of the Class A Common Units contained in our Registration Statement on Form 8-A, filed with the SEC on November 14, 1991, as amended by Amendment No. 1 to Form 8-A on Form 8, filed with the SEC on December 9, 1991, Amendment No. 2 on Form 8-A/A, filed with the SEC on May 2, 1997, Amendment No. 3 on Form 8-A/A, filed with the SEC on August 8, 2001, and Amendment No. 4 on Form 8-A/A, filed with the SEC on May 7, 2003.

Enbridge Inc.:

•	Our Annual Report on Form 40-F for the year ended December 31, 2011, filed with the SEC on February 22, 2012.

•

Our Reports of Foreign Issuer on Form 6-K filed with the SEC on January 3, 2012 (regarding press releases dated December 9, 16, 20, 20 and 20, 2011); January 6, 2012; February 1, 2012 (regarding press releases dated January 9, 9, 10 and 18, 2012); February 17, 2012; February 27, 2012; March 29, 2012; March 29, 2012; April 2, 2012 (regarding press releases dated March 12, 20, 20, 22, 26, 26 and 29, 2012); April 4, 2012; April 18, 2012; April 26, 2012; May 1, 2012 (regarding press releases dated April 10 and 19, 2012); May 2, 2012; May 9, 2012; May 18, 2012; June 1, 2012; July 3, 2012 (regarding press releases dated June 6, 8 and 19, 2012); July 16, 2012; August 1, 2012 (regarding press releases dated July 2, 9, 9, 10, 17, 20 and 27); August 2, 2012; September 4, 2012; September 12, 2012; October 1, 2012 (regarding press releases dated September 4, 4, 4, 5, 6, 13, 27 and 27); October 17, 2012; October 24, 2012; November 1, 2012 (regarding press releases dated October 22 and 25, 2012); November 7, 2012; December 3, 2012 (regarding press releases dated November 6, 22, 26, 26 and 26, 2012); December 5, 2012; and December 6, 2012.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference in this prospectus, other than exhibits to any such document not specifically described above. Requests for such documents should be directed to:

Investor Relations

Enbridge Energy Management, L.L.C.

1100 Louisiana, Suite 3300

Houston, Texas 77002

866-337-4636 or

713-821-2000

eeq@enbridge.com

Enbridge Energy Management, L.L.C.

We are a publicly-traded Delaware limited liability company that was formed on May 14, 2002. We are a limited partner of Enbridge Energy Partners, L.P. (the “Partnership”) through our ownership of i-units, a special class of the Partnership’s limited partner interests. The Partnership is a publicly-traded Delaware limited partnership that owns and operates crude oil and liquid petroleum transportation and storage assets and natural gas gathering, treating, processing, transmission and marketing assets in the United States. The Partnership’s Class A common units are traded on the NYSE under the symbol “EEP,” which together with its Class B common units, we refer to as the common units.

Our results of operations, financial condition and cash flows depend on the results of operations, financial condition and cash flows of the Partnership. Under a delegation of control agreement among us, the Partnership and its general partner, Enbridge Energy Company, Inc. (the “General Partner”), we manage the Partnership’s business and affairs. The General Partner is an indirect, wholly-owned subsidiary of Enbridge Inc., an energy company based in Calgary, Alberta, Canada that we refer to herein as Enbridge Inc.

Our Listed Shares represent limited liability company interests in us, but do not include any voting rights in the Company. The General Partner owns all of our voting shares referred to herein as our “voting shares,” and collectively with our Listed Shares, our “shares.”

Our executive offices are located at 1100 Louisiana, Suite 3300, Houston, Texas 77002, and our telephone number is (713) 821-2000.

Enbridge Energy Partners, L.P.

The Partnership is a publicly-traded Delaware limited partnership that owns and operates crude oil and liquid petroleum transportation and storage assets and natural gas gathering, treating, processing, transportation and marketing assets in the United States. The Partnership was formed in 1991 by Enbridge Energy Company to own and operate the Lakehead system, which is the U.S. portion of a crude oil and liquid petroleum pipeline system extending from western Canada through the upper and lower Great Lakes region of the United States to eastern Canada.

We manage the Partnership’s business and affairs. Under a delegation of control agreement, the Partnership’s general partner delegated substantially all of its power and authority to manage and control the Partnership’s business and affairs to us. The Partnership’s general partner, through its direct ownership of the voting shares of us, elects all of the directors of us. We are the sole owner of all of the Partnership’s i-units.

The Partnership’s executive offices are located at 1100 Louisiana, Suite 3300, Houston, Texas 77002 and its telephone number is (713) 821-2000.

Enbridge Inc.

Enbridge Inc. (which, together with its subsidiaries, partnership interests and joint venture investments, we refer to as Enbridge) is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids transportation systems delivering approximately 13% of total U.S. crude oil imports or 60% of Western Canada crude oil exports to the U.S. Enbridge also has significant involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company and provides distribution services to over two million customers in Ontario, Quebec, New Brunswick and New York State. As a clean energy generator, Enbridge is expanding its interests in renewable and green energy technologies, including wind, solar and geothermal energy, as well as hybrid fuel cells. Enbridge employs more than 7,000 people, primarily in Canada and the United States, and its activities are carried out through five business segments: Liquids Pipelines; Gas Distribution; Gas Pipelines Processing and Energy Services; Sponsored Investments; and Corporate.

Enbridge was incorporated on April 13, 1970 under the Companies Act of the Northwest Territories and was continued under the Canada Business Corporations Act on December 15, 1987. The registered office and principal place of business of Enbridge are at Suite 3000, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8.

RISK FACTORS

An investment in our securities involves risks. You should carefully consider all of the information contained in or incorporated by reference in this prospectus and other information that may be incorporated by reference in this prospectus or any prospectus supplement as provided under “Incorporation of Certain Information by Reference,” including our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q. This prospectus also contains forward-looking statements that involve risks and uncertainties. Please read “Information Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described elsewhere in this prospectus or any prospectus supplement and in the documents incorporated by reference into this prospectus or any prospectus supplement. If any of these risks occur, our business, financial condition or results of operation could be adversely affected.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus or any prospectus supplement include forward-looking statements. These statements frequently use words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “position,” “projection,” “should,” “strategy” “target, “will” and similar words. Although we believe that such forward-looking statements are reasonable based on currently available information, such statements involve risks, uncertainties and assumptions and are not guarantees of performance. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond the Partnership’s or our ability to control or predict. Specific factors that could cause actual results to differ from those in the forward-looking statements include those discussed in reports filed with the Securities and Exchange Commission, and: (1) changes in the demand for or the supply of, forecast data for, and price trends related to crude oil, liquid petroleum, natural gas and NGLs, including the rate of development of the Alberta Oil Sands; (2) the Partnership’s ability to successfully complete and finance expansion projects; (3) the effects of competition, in particular, by other pipeline systems; (4) shut-downs or cutbacks at the Partnership’s facilities or refineries, petrochemical plants, utilities or other businesses for which the Partnership transports products or to whom the Partnership sells products; (5) hazards and operating risks that may not be covered fully by insurance, including those related to the Partnership’s Lines 6A and 6B; (6) changes in or challenges to the Partnership’s tariff rates; and (7) changes in laws or regulations to which the Partnership and we are subject, including compliance with environmental and operational safety regulations that may increase costs of system integrity testing and maintenance. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and our future course of action depends on the assessment of all information available at the relevant time by those responsible for the management of our operations. Except to the extent required by law, we assume no obligation to publicly update or revise any forward-looking statement made herein whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements and, as such, may be updated in our future filings with the SEC. For additional discussion of risks, uncertainties and assumptions, see “Item 1A. Risk Factors” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

USE OF PROCEEDS

We intend to use the net proceeds we receive from the sale of our securities as set forth in any applicable prospectus supplement.

DESCRIPTION OF OUR LISTED SHARES

General

Our Listed Shares represent limited liability company interests in Enbridge Management with limited voting rights, and such interests entitle its holders to share distributions and to exercise the rights and privileges available to shareholders in our limited liability company agreement.

Our Listed Shares are listed on the NYSE under the symbol “EEM.”

Number of Listed Shares

As of November 30, 2012, we had 41,198,419.191190 Listed Shares outstanding. Our limited liability company agreement does not limit the number of Listed Shares we may issue.

Distributions

Under the terms of our limited liability company agreement, except in connection with our liquidation, we will not pay distributions on our shares in cash but instead, we will make distributions of additional shares or fractions of shares. When the Partnership makes a cash distribution on its common units, we will distribute on each of our shares that fraction of a share determined by dividing the amount of the cash distribution paid by the Partnership on each common unit by the average market price of one of our shares during the 10-trading day period ending immediately prior to the date on which the shares begin to trade ex-dividend under the rules of the principal national securities exchange on which they are listed or admitted to trading from time to time.

The Partnership distributes all of its “available cash” to its general partner and its common unitholders of record on the applicable record date within approximately 45 days after the end of each quarter. “Available cash” is defined in the Partnership’s partnership agreement, and it generally means, for any calendar quarter, all cash received by the Partnership from all sources, plus net reductions to cash reserves, less all of its cash disbursements and net additions to cash reserves.

The Partnership’s partnership agreement provides for distributions of cash with respect to common units and the general partner interest and for an automatic increase in the number of i-units we own after each such distribution, except in the event of a liquidation or dissolution. In other words, when the Partner makes non-liquidating distributions in cash to owners of common units and to the general partner and, instead of receiving cash distributions, the number of i-units we own increases automatically so that the number of i-units we own will equal the number of our Listed Shares and voting shares that are then outstanding.

We will distribute additional shares to owners of our shares if owners of the Partnerships’ common units receive a cash distribution or other cash payment on their common units other than a regular quarterly distribution. In that event, we will distribute on each share that fraction of a share determined as described above.

Our limited liability company agreement provides that we may not declare any distribution on our shares after Enbridge Inc. gives notice to us that it has elected to purchase our shares under the terms of the purchase provisions in our limited liability company agreement.

There is no public market for trading fractional shares. No fraction of a share can be traded on any exchange on which our shares are listed until a holder acquires the remainder of the fraction and has a whole share.

The term “average market price” is used above in connection with the share distributions, and it is used below in connection with the purchase of our shares by Enbridge Inc. When we refer to the average market price of a share or a Class A common unit, we mean the average closing price of a share or Class A common unit during the 10 consecutive trading days prior to the determination date but not including that date, unless a longer or shorter number of trading days is expressly noted.

The “closing price” of securities on any day means:

•

for securities listed on a national securities exchange, the last sale price for that day, or, if there are no sales on that day, the average of the closing bid and asked prices for that day, in either case as reported in the principal composite transactions reporting system for the principal United States national securities exchange on which the securities are listed;

•

if the securities are not listed on a United States national securities exchange on that day, the last quoted price on that day, or, if no price is quoted, the average of the high bid and low asked prices on that day, each as reported by the NASDAQ;

•

if on that day the securities are not so quoted, the average of the closing bid and asked prices on that day furnished by a professional market maker in the securities selected by our board of directors (or, in the cases of purchases of our shares by Enbridge Inc. as described under “—Special Purchase” or “—Optional Purchase,” the board of directors of Enbridge Inc.); or

•

if on that day no market maker is making a market in the securities, the fair value of the securities as determined by our board of directors (or, in the cases of purchases of our shares by Enbridge Inc. as described under “—Special Purchase” or “—Optional Purchase,” the board of directors of Enbridge Inc.).

A “trading day” for securities means a day on which:

•	the principal United States national securities exchange on which the securities are listed is open for business, or

•	if the securities are not listed on any United States national securities exchange, a day in which banking institutions in New York, New York generally are open.

Distributions will be made in accordance with the distribution standards of the principal national securities exchange on which our shares are listed or admitted to trading from time to time.

Covenants

Our limited liability company agreement provides that our activities will be limited to being a limited partner in, and managing and controlling the business and affairs of, the Partnership and its subsidiaries. It also requires that our issuance of classes of shares, other than the Listed Shares and the class of voting shares currently owned by Enbridge Energy Company, be approved by the owners of our outstanding shares and further includes covenants that prohibit us from:

•	borrowing money or issuing debt;

•	selling, pledging or otherwise transferring any i-units;

•	issuing options, warrants or other securities entitling the holder to purchase our shares;

•	purchasing any of our shares, including voting shares; or

•	liquidating, merging or recapitalizing.

These covenants and other matters can be amended, waived or approved, as applicable, by the owners of our shares as described under “—Limited Voting Rights” below.

Additionally, under our limited liability company agreement, Enbridge Inc. has agreed that neither it nor any of its affiliates will take any action that would result in Enbridge Inc. and its affiliates ceasing to be the beneficial owners of more than 50% of the total voting power of the general partner of the Partnership, unless:

•

prior to taking such action it has notified us and the Partnership that, upon the occurrence of such action, Enbridge Inc. will acquire all of our shares as more fully described under “—Special Purchase” below; or

•	following the occurrence of such action another person will become the beneficial owner of more than 50% of the total voting power of the general partner of the Partnership, and such person:

•	is organized under the laws of a state in the United States;

•

has long term unsecured debt with an investment grade credit rating as determined by Moody’s Investor Services, Inc. and Standard & Poor’s Rating Service immediately prior to the closing of the transaction; and

•	assumes all of Enbridge Inc.’s obligations under the purchase provisions and the tax indemnification agreement.

This covenant can be amended or waived by the owners of our shares as described under “—Limited Voting Rights” below.

The Partnership’s partnership agreement also provides that the Partnership will not:

•	issue any of its i-units to any person other than us;

•	except in liquidation, make a distribution on an i-unit other than in additional i-units or a security that is in all material respects the same as the i-units;

•	make a distribution on a common unit other than in cash, additional common units or a security that is in all material respects the same as the common units;

•	make a tender offer for common units unless the consideration payable in such tender offer:

•	is exclusively cash; and

•

together with any cash payable in respect of any other tender offer by the Partnership for the common units concluded within the preceding 360 days and the aggregate amount of any cash distributions to all owners of common units made within the preceding 360-day period is less than 12% of the aggregate market value of all classes of units of the Partnership determined on the trading day immediately preceding the commencement of the tender offer;

•

allow an owner of common units to receive any consideration other than cash, common units or a security that is in all material respects the same as the common units, or allow us, as the owner of the i-units, to receive any consideration other than additional i-units or a security that is in all material respects the same as the i-units, in either case, in a:

•	merger transaction, if the unitholders of the Partnership immediately prior to the transaction own more than 50% of the common equity securities of the survivor immediately after the transaction; or

•	recapitalization, reorganization or similar transaction;

•	be a party to a merger, sell all or substantially all of its assets to another person or enter into similar transactions if:

•	the survivor of the merger or the other person is to be controlled by Enbridge Inc. or its affiliates after the transaction; and

•	the transaction would result in the occurrence of a special event described under “—Special Purchase” below; or

•

take any action that would result in the occurrence of either of the events described below, unless prior to the occurrence of the event Enbridge Inc. has notified us and the Partnership that upon the occurrence of the event Enbridge Inc. will acquire all of our outstanding shares as more fully described under “—Special Purchase” below:

•

aggregate distributions or other payments by the Partnership on each common unit, other than in common units or in securities that are in all material respects the same as common units but including pursuant to an issuer tender offer by the Partnership, during a 360-day period exceeding 50% of the average market price of a common unit for the 10-trading day period ending on the trading day immediately prior to the beginning of that 360-day period;

•	the merger of the Partnership with another entity where the Partnership is not the surviving entity, or the sale of all or substantially all of the Partnership’s assets, unless in the transaction:

•	the only consideration that we receive in exchange for our i-units is a security that is in all material respects the same as the i-units; and

•

the only consideration that the owners of common units receive in exchange for their common units is a security that is in all material respects the same as the common units and/or cash, and the amount of cash received per common unit does not exceed 33 1/3% of the average market price of a common unit for the 10-trading day period ending on the trading day immediately prior to the date of execution of the definitive agreement for the transaction.

These covenants can be amended or waived by the owners of the i-units as described under “—Limited Voting Rights” below.

Special Purchase

General

The Partnership has agreed that it will not take any action that would result in the occurrence of either of the events described in (1) or (2) below, and Enbridge Inc. has agreed that it will not take any action that would result in the occurrence of the event described in (3) below unless prior to the occurrence of any such event, Enbridge Inc. has notified us and the Partnership that upon the occurrence of such event, Enbridge Inc. will purchase all of our outstanding shares.

These special events include:

1.	Aggregate distributions or other payments by the Partnership on each common unit, other than in common units or in securities which are in all material respects the same as common units but including pursuant to an issuer tender offer by the Partnership, during a 360-day period exceeding 50% of the average market price of a Class A common unit during the 10 trading-day period ending on the trading day immediately prior to the beginning of that 360-day period;

2.	The merger of the Partnership with another entity where the Partnership is not the surviving entity, or the sale of all or substantially all of the Partnership’s assets, unless in the transaction:

a.	the only consideration that we receive in exchange for our i-units is a security that is in all material respects the same as the i-units; and

b.

the only consideration that the owners of common units receive in exchange for their common units is a security that is in all material respects the same as the common units and/or cash, and the amount of cash received per common unit does not exceed 33 1/3% of the average market price of a Class A common unit for the 10 trading day period ending on the trading day immediately prior to the date of execution of the definitive agreement for the transaction; or

3.	Enbridge Inc. or its affiliates taking any action that would result in Enbridge Inc. and its affiliates ceasing to be the beneficial owners, as defined in Rule 13d-3 and 13d-5 under the Securities Exchange Act of 1934, of more than 50% of the total voting power of the general partner of the Partnership, unless, following the occurrence of such action, another person will become the beneficial owner of more than 50% of the total voting power of the general partner of the Partnership, and such person:

a.	is organized under the laws of a state in the United States;

b.	has long term unsecured debt with an investment grade credit rating, as determined by Moody’s Investor Services, Inc. and Standard & Poor’s Rating Service, immediately prior to the closing of the transaction; and

c.	assumes all obligations of Enbridge Inc. under the purchase provisions and the tax indemnification agreement.

The owners of our shares, in the case of a special event described in (3) above, and we, at the direction of our shareholders, in the case of an event described in (1) or (2) above, may also permit a special event to occur by waiving the relevant covenant that prohibits the special event from occurring. In that case, Enbridge Inc. will not be permitted to exercise its right to purchase all of our outstanding shares upon the occurrence of that special event.

The purchase price for the shares in the event of a purchase by Enbridge Inc. upon the occurrence of a special event will be equal to the higher of the average market price of the shares and the Class A common units as determined for a 10-trading day period ending on the trading day immediately prior to the date of the applicable event.

Procedure

Within three business days following the occurrence of any special event in respect of which Enbridge Inc. has notified us and the Partnership that it will purchase all of our outstanding shares, Enbridge Inc. will mail to each holder of record of the shares a notice stating, among other things:

•	that a special event has occurred and that Enbridge Inc. will purchase such holder’s shares for the purchase price described above;

•	the dollar amount per share of the purchase price;

•	the circumstances and relevant facts regarding the special event;

•	the purchase date, which shall be no later than five business days from the date such notice is mailed; and

•	the instructions a holder must follow in order to have its shares purchased.

On or prior to the date of the purchase, Enbridge Inc. will irrevocably deposit with the transfer agent funds sufficient to pay the aggregate purchase price for our shares. Following the purchase date, a share owned by any person other than Enbridge Inc. and its affiliates will only represent the right to receive the purchase price.

For purposes of the purchase provisions, which are part of our limited liability company agreement, Enbridge Inc. will be deemed to include Enbridge Inc., its successors by merger, and any entity that succeeds to Enbridge Inc.’s obligations under the purchase provisions and the tax indemnification agreement in connection with an acquisition of all or substantially all of the assets of Enbridge Inc.

Enbridge Inc. will comply with Rule 13e-3 under the Securities Exchange Act of 1934 in connection with the occurrence of a special purchase event.

The ability of Enbridge Inc. to purchase our outstanding shares upon the occurrence of a special event depends upon Enbridge Inc.’s financial ability to meet its obligations. Enbridge Inc. is not required to secure its obligations or comply with financial covenants to ensure performance of these obligations. If Enbridge Inc. or its affiliates take any action that would result in the occurrence of a special event described in (3) above without agreeing to purchase our shares when the event occurs or if Enbridge Inc. agrees to purchase our shares prior to the occurrence of any special event but fails to do so, our shareholders would be required to institute a cause of action and obtain a judgment for payment against Enbridge Inc. in order to enforce their rights.

Optional Purchase

General

The Enbridge Inc. purchase provisions, which are part of our limited liability company agreement, provide that if at any time Enbridge Inc. and its affiliates own more than 80% of our shares, then Enbridge Inc. has the right, which it may assign to any of its affiliates, to purchase all, but not less than all, of our shares not owned by it or its affiliates. Enbridge Inc. can exercise its right to make that purchase by giving notice to the transfer agent for the shares of its election to make the purchase not less than 10 days and not more than 60 days prior to the date that it selects for the purchase. We will cause the transfer agent to mail the notice of the purchase to the record holders of the shares.

The price at which Enbridge Inc. may make an optional purchase in this circumstance is equal to 110% of the higher of:

•	the average closing price for our shares for the 10 consecutive trading days ending on the fifth trading day prior to the date the notice of the purchase is given; and

•	the highest price Enbridge Inc. or its affiliates paid for the shares during the 90 days prior to the date the notice of purchase is given.

Our limited liability company agreement and the Partnership’s partnership agreement each provides that if at any time Enbridge Inc. and its affiliates own more than 85% of the common units and our shares on a combined basis, then Enbridge Inc. has the right to purchase all, but not less than all, of our shares but only if the general partner of the Partnership elects to purchase all, but not less than all, of the common units not owned by it and its affiliates.

The price at which Enbridge Inc. may make an optional purchase in this circumstance is equal to the highest of:

•

the average closing price of our shares or the Class A common units, whichever is higher, for the 20 consecutive trading days ending on the fifth trading day prior to the date on which the notice of the purchase is given; and

•	the highest price Enbridge Inc. or its affiliates paid either for our shares or the Class A common units during the 90 days prior to the giving of the notice of purchase.

Enbridge Inc. and its affiliates currently own approximately 17.6% of the common units. Enbridge Inc. and its affiliates own 16.8% of our shares and 21.8% of our shares and the common units on a combined basis, giving effect to both its indirect ownership of the common units through its ownership of our shares and including its 2.0% general partner interest in the Partnership.

Procedure

Enbridge Inc. may exercise its right to make the optional purchase in either circumstance by giving notice to the transfer agents for our shares and the Partnership’s common units of its election to make the optional purchase not less than 10 days and not more than 60 days prior to the date which it selects for the purchase. We and Enbridge Inc. or the general partner of the Partnership also will cause the transfer agents to mail a notice of the purchase to the record holders of our shares and the Partnership’s common units.

If Enbridge Inc. elects to purchase our shares or if Enbridge Inc. and the general partner of the Partnership, respectively, elect to purchase our shares and the Partnership’s common units, Enbridge Inc. will deposit the aggregate purchase price for our shares or the combination of our shares and the Partnership’s common units, as the case may be, with the respective transfer agents. On and after the date set for the purchase, the holders of our shares and the Partnership’s common units, as the case may be, will have no rights as holders of shares or common units, except to receive the purchase price, and their shares or common units will be deemed to be transferred to Enbridge Inc. for all purposes.

Enbridge Inc. will comply with Rule 13e-3 under the Securities Exchange Act of 1934 if it makes an optional purchase.

Limited Voting Rights

No Right to Vote to Elect Directors

Owners of the Listed Shares have no right to elect our directors. Enbridge Energy Company owns all of our voting shares, which are the only class of shares that are entitled to vote to elect our directors.

Actions Requiring Vote of Owners of Our Shares

Owners of our Listed Shares may vote on the matters discussed below.

Enbridge Management Voting Matters. The following matters require the approval of a majority of the outstanding Listed Shares:

•	an amendment or waiver of our covenants prohibiting us from:

•	borrowing money or issuing debt;

•	selling, pledging or transferring any i-units;

•	issuing options, warrants or other securities entitling the holder to purchase our shares;

•	purchasing our shares; or

•	liquidating, merging or recapitalizing;

•	an amendment or waiver of Enbridge Inc.’s covenant regarding it and its affiliates’ continued ownership of more than 50% of the total voting power of the general partner of the Partnership; and

•	a voluntary termination of the delegation of control agreement.

The following matters require the approval of a majority of a quorum of the Listed Shares. Our limited liability company agreement provides that the holders of a majority of the Listed Shares who are present at a meeting in person or by proxy constitutes a quorum. These matters include:

•	our issuance of classes of shares other than the Listed Shares and the class of voting shares currently owned by Enbridge Energy Company; and

•

amendments to our limited liability company agreement (including the purchase provisions), the tax indemnification agreement and the delegation of control agreement, but only if the amendment would have a material adverse effect on us or the owners of our shares, as determined in the sole discretion of our board of directors, or would reduce the time for any notice to which the holders of our shares may be entitled.

In addition, the owners of our shares have the right to vote on our dissolution. In order to dissolve, we must receive the approval of either:

•	the owner of our voting shares and a majority of the outstanding Listed Shares; or

•	two-thirds of the outstanding Listed Shares.

The Partnership Voting Matters. We will also submit to a vote of the owners of our shares, including our voting shares, any matter submitted to us by the Partnership for a vote of i-units. We will vote or refrain from voting the i-units that we own in the same manner that the owners of our shares, including our voting shares, vote or refrain from voting their shares. Under the terms of the Partnership’s partnership agreement, the i-units are entitled to vote on all matters on which the common units are entitled to vote. In general, the i-units and common units will vote together as a single class, with each i-unit and common unit having one vote. The i-units are also entitled to vote as a separate class on a number of matters.

Limitations on Voting Rights of Certain Owners of Our Shares

Our limited liability company agreement provides that any shares, including voting shares, owned by the general partner of the Partnership and its affiliates will not be entitled to vote on any matters described under “—Actions Requiring Vote of Owners of Our Shares—Enbridge Management Voting Matters” on page 11. Our limited liability company agreement also provides that any shares, including voting shares, owned by Enbridge Energy Company or its affiliates will not be entitled to vote on certain matters submitted by the Partnership for a vote of the i-units.

In addition, any person or group owning 20% or more of the aggregate number of the Partnership’s outstanding common units and our shares cannot vote the shares that they own on any matter. This limitation does not apply to Enbridge Energy Company and its affiliates although, as described above, there are a number of matters on which Enbridge Energy Company and its affiliates cannot vote the shares that they own.

When the shares owned by Enbridge Energy Company and its affiliates or by a person or group owning 20% or more of the aggregate number of common units and our shares are not entitled to vote as described above, they will be treated as not outstanding. Therefore, they will not be included in the numerator of the number of shares voting for approval or the denominator of the number of shares outstanding in determining whether the required percentage has been voted to approve a matter. The same is true with respect to the i-units. In other words, in this circumstance a number of i-units equal to the number of our shares and voting shares not entitled to vote as described above will be treated as not outstanding and will not be included in the numerator or the denominator in determining if the required percentage of i-units or total units, as the case may be, has been voted to approve a matter.

Actions Not Requiring the Vote of Owners of Our Shares

Notwithstanding the voting provisions described above, we may take the following actions without obtaining approval of the owners of our shares:

•	make changes in the terms of our shares; and

•	make changes in the terms of our limited liability company agreement (including the purchase provisions), the tax indemnification agreement and the delegation of control agreement;

that, in either case:

•	are necessary or desirable to meet the requirements of applicable securities and other laws and regulations and exchange rules;

•	are necessary to effect the intent of, or that are otherwise contemplated by, our limited liability company agreement; or

•	our board of directors determines in its sole discretion will not have a material adverse effect on the preferences or rights of our shares.

Additionally, the agreements governing the terms of our shares provide that we are permitted, in the good faith discretion of our board, to amend the terms of the shares and these agreements without the approval of the holders of our shares to accommodate:

•

the assumption of the obligations of Enbridge Inc. by a person, other than Enbridge Inc. and its affiliates, who becomes the beneficial owner of more than 50% of the total voting power of the general partner of the Partnership in a transaction that does not constitute a special event; or

•

changes resulting from a merger, recapitalization, reorganization or similar transaction involving the Partnership that requires the vote of the holders of the outstanding common units and our shares, but does not constitute a special event.

We believe that amendments made pursuant to these agreements, except in some cases in the context of a merger, recapitalization, reorganization or similar transaction, would not be significant enough to constitute the issuance of a new security. However, if such an amendment were deemed to constitute the issuance of a new security, we would have to register the issuance of such new security with the SEC or rely on an exemption from registration.

Merger

If the Partnership were to be treated as a corporation for federal income tax purposes, in order to avoid the additional costs of administering a separate entity, among other reasons, the owner of our voting shares has the right to cause us to merge with or into the Partnership or one of its subsidiaries. As a condition to such merger we must obtain either an opinion of counsel that such merger should be currently non-taxable to holders of our shares or a ruling from the IRS that such merger will be currently non-taxable to holders of our shares, except as to consideration received for fractional shares or as to the termination of any rights or obligations related to the purchase provisions. In such event, you would receive common units or other securities substantially similar to the common units in exchange for our shares that you own.

Tax Indemnity of Enbridge Inc.

We have entered into a tax indemnification agreement with Enbridge Inc. Pursuant to the tax indemnification agreement, Enbridge Inc. has generally agreed to indemnify us for any tax liability attributable to our formation, our management of the Partnership or our ownership of the i-units and for any taxes arising out of a transaction involving the i-units we own to the extent the transaction does not generate sufficient cash to pay our taxes, in each case other than any Texas franchise taxes or any other foreign, state or local taxes which are required to be paid or reimbursed by the Partnership pursuant to the delegation of control agreement.

The tax indemnification agreement will continue in effect until the 180th day following the expiration of the relevant statute of limitations for the relevant taxable years, subject to earlier termination in certain circumstances. An early termination of the tax indemnification agreement will not, however, terminate any obligations, rights and liabilities that had previously arisen between Enbridge Inc. and us under the agreement. The tax indemnification agreement will terminate early at the following times:

•

immediately prior to the occurrence of a special event, unless prior to the occurrence of such special event, Enbridge Inc. has notified us and the Partnership that upon the occurrence of such special event Enbridge Inc. will purchase all of our outstanding shares;

•	upon the removal of the general partner of the Partnership by the Partnership’s limited partners;

•	immediately following the effective time of a merger of us with or into the Partnership or one of its subsidiaries as a result of a change in the tax status of the Partnership; and

•

immediately prior to the approval of our dissolution or liquidation pursuant to the provision of our limited liability company agreement that allows our dissolution upon the approval of two-thirds of our outstanding shares of the class sold in this offering.

Anti-dilution Adjustments

The Partnership’s partnership agreement provides that the Partnership will adjust proportionately the number of i-units held by us by causing an i-unit subdivision, split or combination if various events occur, including:

•	the payment of a common unit distribution on the common units; and

•	a subdivision, split or combination of the common units.

Our limited liability company agreement provides that the number of all of our outstanding shares shall at all times equal the number of i-units we own. If there is a change in the number of i-units we own, we will pay to all shareholders a share distribution or effect a split or combination of our shares to provide that at all times the number of shares outstanding equals the number of i-units we own. Through the combined effect of the provisions in the Partnership’s partnership agreement and the provisions of our limited liability company agreement, the number of outstanding shares and i-units will always be equal.

Transfer Agent and Registrar

Under our limited liability company agreement, we or any of our affiliates or any bank, trust company or other person may serve as transfer agent and registrar for our shares. Computershare currently serves as the transfer agent and registrar for our shares and receives a fee from us for serving in those capacities. Computershare and any future transfer agent and registrar serve pursuant to such agreement as we may negotiate with it. All fees charged by the transfer agent for transfers of shares, in connection with distributions of additional shares by us or otherwise, will be borne by us and not by you, except that fees similar to those customarily paid by shareholders for surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges, special charges for services requested by you and other similar fees or charges will be borne by you. There will be no charge to you for disbursements by us of additional shares or cash distributions, if any.

Replacement of Share Certificates

We will replace any mutilated certificate at your expense upon surrender of that certificate to the transfer agent. We will replace certificates that become destroyed, lost or stolen at your expense upon delivery to us and the transfer agent of satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by us.

Fractional Shares

We will make distributions of additional shares, including fractional shares. Records of fractional interests held by the holders of shares will be maintained by The Depository Trust Company or the broker or other nominees through which you hold your shares. You will be able to sell such fractional shares on the New York Stock Exchange only when they equal, in the aggregate, whole shares. Certificates representing fractional shares will not be issued under any condition. Fractional shares will receive distributions when distributions are made on our shares. All fractional shares will be rounded down, if necessary, and stated in six decimal places.

DESCRIPTION OF THE i-UNITS

As used in this Description of i-Units, the term “common units” includes collectively the Class A common units and the Class B common units of the Partnership, and the term “units” includes collectively the Class A common units, the Class B common units and the i-units of the Partnership.

The i-units are a separate class of limited partner interests in the Partnership. All the i-units are owned by us and will not be publicly traded. The i-units represent an investment by us in the Partnership and are not being offered as a security associated with this registration statement. A number of the covenants in our limited liability company agreement and in the Partnership’s partnership agreement affect us as the holder of i-units. For a description of the material covenants, see “Description of Our Shares—Covenants” beginning on page 6.

Voting Rights

Combined Class Votes

Generally, the i-units are entitled to vote together with the common units as a single class. The following items require the approval of two-thirds of the outstanding common units and i-units voting together as a single class:

•

an amendment to the Partnership’s partnership agreement restricting the transfer of units that is proposed by the general partner of the Partnership in order to prevent the Partnership from being taxed as a corporation for federal income tax purposes, if such amendment would result in the delisting or suspension of trading of the Partnership’s units on any national securities exchange on which the units are then traded;

•

the conversion of the Partnership into another type of legal entity that is proposed by the general partner of the Partnership following a change in law or the issuance of a regulation, ruling or judicial decision that would result in the taxation of the Partnership as a corporation for federal income tax purposes;

•

the transfer by the general partner of the Partnership of its general partner interest to a non-affiliated person, except for a transfer of its general partner interest in connection with a merger or a sale of all or substantially all of its assets, and the admission of that person as a general partner of the Partnership;

•	a dissolution or reconstitution of the Partnership;

•	a merger or consolidation of the Partnership, unless a separate class vote or a greater percentage is otherwise required by the Partnership’s partnership agreement or Delaware law; and

•	amendments to the Partnership’s partnership agreement that are not permitted to be made by the general partner of the Partnership alone.

The following items require the approval of a majority of the outstanding common units and i-units voting together as a single class:

•	a sale or exchange of all or substantially all of the Partnership’s assets;

•	the approval of a successor general partner following the voluntary withdrawal of the general partner of the Partnership; and

•

amendments to the limited partnership agreement of Enbridge Energy, Limited Partnership (a wholly owned subsidiary of the Partnership which owns and operates the Lakehead system) that would have a material adverse effect on the Partnership.

Separate Class Votes

The i-units also will vote as a separate class on the matters discussed below. As discussed above, some of these matters also require the approval of the outstanding common units and i-units voting together as a single class. The following items require the approval of two-thirds of the outstanding i-units voting as a separate class:

•	any proposed action that would cause the Partnership to be treated as a corporation for U.S. federal income tax purposes; and

•

amendments to the Partnership’s partnership agreement that would have a material adverse effect on the holders of the i-units, unless, under the Partnership’s partnership agreement, the amendment could be made by the general partner of the Partnership without a vote of holders of any class of units.

The following items require the approval of a majority of the outstanding i-units voting as a separate class:

•	the removal of the general partner of the Partnership and the election of a successor general partner to the Partnership; and

•

the transfer by the general partner of the Partnership of its general partner interest to a non-affiliated person that requires a vote of holders of units under the Partnership’s partnership agreement and the admission of that person as a general partner of the Partnership.

In all cases, we will vote or refrain from voting our i-units in the same manner that the owners of our shares, including our voting shares, vote or refrain from voting their shares.

Limitations on Voting Rights of Certain Owners of Common Units and Our Shares

The Partnership’s partnership agreement provides that any common units owned by Enbridge Energy Company and its affiliates and the number of i-units equal to the number of our shares and voting shares owned by Enbridge Energy Company and its affiliates are not entitled to be voted:

•

on an amendment to the Partnership’s partnership agreement restricting the transfer of units that is proposed by the general partner in order to prevent the Partnership from being taxed as a corporation for federal income tax purposes, if such amendment would result in the delisting or suspension of trading of the Partnership’s units on any national securities exchange on which the units are then traded;

•

on the conversion of the Partnership into another type of legal entity that is proposed by the general partner of the Partnership following a change in law or the issuance of a regulation, ruling or judicial decision that would result in the taxation of the Partnership as a corporation for federal income tax purposes;

•

on the transfer by the general partner of the Partnership of its general partner interest to a non-affiliated person that requires a vote of holders of units under the Partnership’s partnership agreement and the admission of that person as a general partner of the Partnership;

•	on the approval of a successor general partner following the voluntary withdrawal of the general partner of the Partnership; and

•	on the removal of the general partner of the Partnership and the election of a successor general partner.

Our limited liability company agreement provides that any shares, including voting shares, owned by Enbridge Energy Company and its affiliates are not entitled to be voted to direct the manner in which we vote any i-units on any amendment to the Partnership’s partnership agreement that would require a class vote of the i-units.

In addition, any person or group owning 20% or more of the aggregate number of outstanding common units and our shares cannot vote the shares that they own on any matter. This limitation does not apply to Enbridge Energy Company and its affiliates.

When Enbridge Energy Company and its affiliates or a person or group owning 20% or more of the aggregate number of common units and our shares are not permitted to vote their shares, the number of i-units equal to the number of shares and voting shares owned by such persons will be treated as not outstanding. Therefore, they will not be included in the numerator of the number of i-units voting for approval or the denominator of the number of i-units outstanding in determining whether the required percentage has been voted to approve a matter.

Distributions and Payments

Under the Partnership’s partnership agreement, the number of additional i-units we own after each quarterly distribution of cash will be based upon the amount of cash distributed by the Partnership to an owner of a common unit and the average market price of one of our shares. Following each quarterly distribution, the number of additional i-units we own also will equal the number of additional shares distributed by us to our shareholders.

Merger, Consolidation or Sale of Assets

In the case of any of the following events:

•	a consolidation or merger of the Partnership with or into another person;

•	a merger of another person into the Partnership, except a merger that does not result in any reclassification, conversion, exchange or cancellation of the common units of the Partnership; or

•	a sale, transfer or lease of all or substantially all the properties and assets of the Partnership;

if the owners of the common units receive cash in the transaction, the number of i-units outstanding will increase automatically under the provisions of the Partnership’s partnership agreement by an additional amount of i-units determined by dividing the cash received on a common unit by the average market price of one of our shares determined for a 10-trading day period ending immediately prior to the effective time of the transaction, except that in the case of a liquidation, as the owner of the i-units we will receive the distributions provided for pursuant to the liquidation provisions in the Partnership’s partnership agreement.

U.S. Federal Income Tax Characteristics and Distribution Upon Liquidation of the Partnership

The i-units we own generally will not be allocated income, gain, loss or deduction of the Partnership until such time as there is a liquidation of the Partnership. Therefore we do not anticipate that we will have material amounts of taxable income resulting from the ownership of the i-units unless we dispose of the i-units in a taxable transaction or the Partnership is liquidated.

The Partnership may not take any action to cause the Partnership to liquidate unless, prior to such liquidation, Enbridge Inc. has agreed to purchase all of our outstanding shares or we have voted to approve such liquidation at the direction of our shareholders. In the event of a liquidation of the Partnership, whether or not resulting from any action taken by the Partnership or otherwise approved by us at the direction of our shareholders, the following will be important to you as an owner of our shares.

The liquidating distribution for each i-unit and common unit will depend upon the positive balance of the relative per unit capital accounts of the i-units and the common units at liquidation. It is anticipated that over time the capital account per common unit will be different from the capital account per i-unit because the common units will be allocated income, gain, deduction and loss prior to liquidation but the i-units will not. At liquidation, it is intended that each i-unit will be allocated income and gain, or deduction and loss, in an amount necessary for the capital account attributable to each i-unit to be equal to that of a common unit. As a result, we likely would realize taxable income or loss upon the liquidation of the Partnership. However, there may not be sufficient amounts of income and gain at liquidation to cause the capital accounts of an i-unit to be increased to that of a common unit. In that event, the liquidating distribution per common unit will exceed the liquidating distribution per i-unit.

As a result of any allocation of income and gain to the i-units upon the liquidation of the Partnership, we may be required to pay taxes on that income and gain. Consequently, even if sufficient amounts of income and gain are allocated to us upon the Partnership’s liquidation to cause the capital account of an i-unit to be equal to that of a common unit, our shareholders may receive less than the holders of the common units.

LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplement, the validity of those securities may be passed upon for us by Fulbright & Jaworski L.L.P. and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The financial statements of Enbridge Energy Management, L.L.C. incorporated in this prospectus by reference to the Annual Report on Form 10-K of Enbridge Energy Management, L.L.C. for the year ended December 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Houston, USA, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Enbridge Energy Partners, L.P. incorporated in this prospectus by reference to the Annual Report on Form 10-K of Enbridge Energy Partners, L.P. for the year ended December 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Houston, USA, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Enbridge Inc. incorporated in this prospectus by reference to the Annual Report on Form 40-F of Enbridge Inc. for the fiscal year ended December 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Calgary, Canada, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENFORCEMENT OF CIVIL LIABILITIES

Enbridge Inc. is a Canadian corporation, and the majority of its assets and operations are located, and the majority of its revenues are derived, outside the United States. Enbridge Inc. has appointed CT Corporation System, New York, New York, as its agent to receive service of process with respect to any action brought against it in any federal or state court in the State of New York arising from any offering conducted under this Prospectus. However, it may not be possible for investors to enforce outside the United States judgments against Enbridge Inc. obtained in the United States in any such actions, including actions predicated upon the civil liability provisions of the United States federal and state securities laws. In addition, certain of the directors and officers of Enbridge Inc. are residents of Canada or other jurisdictions outside of the United States, and all or a substantial portion of the assets of those directors and officers are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United Stated federal and state securities laws.